September 27, 2018

Anne Mehlman
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

       Re: Crocs, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           File No. 000-51754

Dear Ms. Mehlman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction